Filed by Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Brookfield Office Properties Inc.

Commission File Number: 001-14916

Date: November 1, 2013

Brookfield Property Partners

GGP Investment - Investor Presentation

November 1, 2013

All figures in US$ unless otherwise noted

Executive Summary

In conjunction with the reorganization of the consortium Brookfield Asset Management Inc. (“Brookfield”) formed in 2010 to recapitalize General Growth Properties, Inc. (“GGP”), Brookfield Property Partners L.P. (“BPY”) has agreed to acquire 53 million shares and warrants to acquire 26 million shares of GGP

This acquisition allows BPY to substantially increase its ownership in GGP to 32% on a fully-diluted basis on attractive terms

» Acquiring 5.3% fully-diluted stake in GGP at a price per share of $20.39

» Acquiring an additional 2.5% fully-diluted interest through GGP “deep in-the money” warrants, which embed low cost leverage

» Transaction will be funded through a $1.4 billion private placement to Brookfield and other institutional investors, reducing Brookfield’s ownership from 92% to 89%

We believe it is an opportune time to increase our stake in GGP

» GGP is currently trading at a discount to its peers

» GGP has a very strong organic growth profile with its highly productive Class “A” malls and its $2 billion redevelopment pipeline

» Expected returns exceed BPY’s 12% to 15% targeted range

In addition, transaction further advances a number of BPY’s strategic objectives including:

» Making an add-on investment in high-quality assets that we know very well

» Increasing public float to $1.1 billion

Benefits to BPY Unitholders

Increased exposure to one of the highest quality retail mall portfolios in the United States

High Quality Retail Assets with GGP’s 123 class “A” malls produce over $560 of sales per square foot

Stable Cash Flow

and generate stable cash flow

16% increase in FFO per share in 2013

GGP has achieved more than 5% annualized same-store sales growth over the past 5 years through improved tenant mix, positive leasing spreads and increased occupancy

Enhanced Organic Growth Suite-to-suite rent spreads ~12% above expiring rents

Profile Contractual rent increases of 2 – 3% annually

$2 billion redevelopment pipeline expected to earn 9% – 11%

unleveraged return on investment

Substantial block acquired at a price per share of $20.39

Upside as GGP is currently trading at a discount to its retail mall peers

Attractive Purchase Price “Deep-in-the-money” warrants embed low cost leverage which enhances return on investment

Expected Return in Excess of Return on investment expected to exceed BPY’s 12% to 15% targeted

Targeted Range range

Increased Public Float Public float will increase by $435 million to approximately $1.1 billion

Transaction is a unique opportunity for BPY to significantly increase exposure to one of the highest quality portfolios of retail malls at an attractive price

Overview of the Proposed Transaction ($ Millions)

Uses of Funds $ Value Sources of Funds $ Value BPY Units

Acquire GGP Shares $1,076 Issuance of BPY Units to BAM $995 51.3

Issuance of BPY Units to

Acquire GGP Warrants 332 435 22.4

Institutional Investors

Acquire RSE Shares 23

Total $1,431 Total $1,431 73.7

BPY to purchase 52.8 million GGP shares at a price equal to the 21 day VWAP of GGP BPY to purchase warrants to acquire 25.7 million GGP shares at a price equal to a $1.93 premium to the in-the-money value based upon the 21 day VWAP of GGP

BPY to purchase 1.1 million Rouse Properties, Inc. (“RSE”) shares at a price equal to 21 day

VWAP of RSE

BPY will fund the investment by issuing limited partnership units to institutional investors and Redeemable/Exchangeable units of a subsidiary of BPY to Brookfield at the 21 day VWAP of BPY

Terms of GGP Warrants

Warrants to acquire 25.7 million shares of GGP

Number of Warrants Equivalent to 13 million shares of GGP, if net settled today

Purchase Price $ 12.91 per warrant

Exercise Price $ 9.4061 per share

Expiration Date November 2017

Option to exercise warrants or to net settle for equivalent amount of

Settlement

GGP shares based on in-the money value

Exercise price is reduced and number of warrants is increased to

Anti-dilution Protection

adjust for cash dividends, stock dividends and stock spits

Global Portfolio of Premier Properties 1

NORTH AMERICA SOUTH AMERICA EUROPE AUSTRALIA

$37.5B Assets2 $1.0B Assets2 $3.0B Assets2 $5.9B Assets2

OFFICE

• 152 properties, 88msf and 18 msf

development pipeline

$30 billion in assets 2

RETAIL

• 163 high quality regional malls, 151 msf

Average sales per square foot of $527

$14 billion in assets 2

MULTI-FAMILY, INDUSTRIAL AND OTHER

Geographically diversified across North

America, Europe and Australia

20,000 multi-family units

64 msf of industrial space, 79 msf future

development

8 hotels with 7,500 rooms and other assets

$3 billion in assets 2

Office

Retail

Multi-family, Industrial & Other

1. All information is based upon BPY’s portfolio as of June 30, 2013, with pro-forma adjustments for the transaction, assuming BPY acquires 100% of Brookfield Office Properties Inc. (“BPO”)

2. Based on proportionate ownership.

Diversity Across Geographies and Property Sectors 1

Invested Capital 2

By Sector By Geography By Type of Investment

Pro Forma GGP Transaction

Multifamily, Canada, 3% Brazil, 3%

Industrial and Europe, 10%

Other, 4%

Direct, Fund, 6%

12%

Office, 46% Australia, 12%

Retail, 50%

US, 72% Public, 82%

Pro Forma GGP and BPO Transactions

Multifamily, Canada, 5% Brazil, 2%

Industrial and

Europe, 9%

Other, 3%

Public, 35%

Retail, 37% Australia,

14%

Office, 60% Direct, 60%

US, 70%

Fund, 5%

1. Assumes BPY acquires 100% of BPO.

2. Invested capital represents equity attributable to BPY Units, and REUs (collectively the “Unitholders”). The interests attributable to REUs are presented as non-controlling interests on the IFRS balance sheet. Does not include equity attributable to corporate segment.

Brookfield Property Partners

BPY Pro Forma Income Statement by Segment [1]

(US$ Millions) — Six months ended June 30, 2013 — Proportionate [2]

Unaudited	Standalone Pro Forma [3]	Adjustments For GGP Transaction	Pro Forma	Adjustments For BPO Transaction	Pro Forma
Net Operating Income					
Office	$414	-	$414	$369	$783
Retail	297	69	366	-	366
Multi-family, Industrial and Other	75	-	75	6	81
Net Operating Income	$786	$69	$855	$375	$1,230
Funds from Operations					
Office	$179	-	179	$159	$338
Retail	135	35	170	-	170
Multi-family, Industrial and Other	29	-	29	2	31
Corporate	(66)	-	(66)	(34)	(100)
Incremental Management Fee	-	-	-	(16)[4]	(16)
Funds from Operations	$277	$35	$312	$111	$423
Funds from Operations per Unit (US$)	*$0.59*		*$0.58*		*$0.59*
Fully Diluted Funds from Operations [5]					
Funds from Operations	$277	$35	$312	$111	$423
GGP Warrants [6]	7	6	13	-	13
Fully Diluted Funds from Operations	$284	$41	$325	$111	$436
Fully Diluted Funds from Operations per Unit (US$)	*$0.61*		*$0.60*		*$0.61*

1. Assumes BPY acquires 100% of BPO.
2. Proportionate represents interests attributable to BPY based upon its ownership of underlying assets. Proportionate adjustments are made to allocate most of the non-controlling interests of others in consolidated subsidiaries to each of the respective line items. NOI, FFO, and Net Income are presented as those interests attributable to Unitholders.
3. The standalone pro forma financial results were prepared to give effect as if the acquisition by BPY of Brookfield's commercial property operations occurred on January 1, 2013.
4. Includes interest expense on acquisition facility but does not assume any cost synergies.
5. Assumes GGP warrants are net settled based upon GGP's share price as at quarter end.
6. Includes dilution adjustments to undiluted Funds from Operations as a result of the net settled warrants

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Brookfield Property Partners

BPY Pro Forma Balance Sheet by Segment [1]

(US$ Millions)

	As at June 30, 2013				
	Proportionate [2]				
		Adjustments		Adjustments	
Unaudited	**Standalone**	**For GGP Transaction [3]**	**Pro Forma**	**For BPO Transaction [3]**	**Pro Forma**
Assets					
Office	$16,577	-	$16,577	$13,906	$30,483
Retail	11,763	2,175	13,938	-	13,938
Multi-family, Industrial and Other	2,856	-	2,856	164	3,020
Corporate	24	-	24	-	24
Total Assets	$31,220	$2,175	$33,395	$14,070	$47,465
Liabilities					
Office	$8,611	-	$8,611	$7,582	$16,193
Retail	5,169	1,139	6,308	-	6,308
Multi-family, Industrial and Other	2,168	-	2,168	108	2,276
Corporate	1,791	-	1,791	-	1,791
Acquisition Facility	-	-	-	1,712	1,712
Total Liabilities	$17,739	$1,139	$18,878	$9,402	$28,280
Non Controlling Interest	$1,523	($362)	$1,161	$1,073	$2,234
Net Asset Value					
Office	$7,003	-	$7,003	$5,253	$12,256
Retail	6,109	1,398	7,507	-	7,507
Multi-family, Industrial and Other	638	-	638	54	692
Corporate	(1,792)	-	(1,792)	-	(1,792)
Acquisition Facility	-	-	-	(1,712)	(1,712)
Total Net Asset Value	$11,958	$1,398	$13,356	$3,595	$16,951
Net Asset Value per Unit (US$)	*$25.64*		*$24.74*		*$23.73*

1. Assumes BPY acquires 100% of BPO.
2. Proportionate represents interests attributable to LP Units and REUs (defined as Redeemable/Exchangeable and general partnership units of the operating partnership). Proportionate adjustments are made to allocate most of the non-controlling interests of others in consolidated subsidiaries to each of the respective line items. Assets, Liabilities and Invested Capital are presented as those interests attributable to LP Units and REUs. The interests attributable to REUs are presented as non-controlling interests in the IFRS balance sheet.
3. Adjustments are based on BPY's proportionate carrying value of BPO.

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Important Cautionary Notes

Forward-Looking Statements

This document contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations including, but not limited to, statements about the growth prospects and returns of GGP, our return on this investment and the increase in the public float of BPY. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: we may not realize the anticipated benefits of increasing our ownership of GGP; GGP may not realize the revenue, cash flow and returns anticipated; we may be unable to complete the offer to acquire the shares of BPO; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Important Cautionary Notes

This document relates, in part, to BPY‘s previously announced proposal to acquire BPO through a tender offer for any or all of the common shares of BPO that it does not currently own (the "Offer"). BPY expects to file a Registration Statement on Form F-4, a Transaction Statement on Schedule 13e-3 and a Tender Offer Statement on Schedule 14D1-F (collectively, with the accompanying letter of transmittal and related documents, the “Exchange Offer Documents”) with the Securities and Exchange Commission (the "SEC") in connection with the Offer. The Offer has not yet formally commenced and may not be completed until the registration statement filed with the SEC is effective. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, any securities, nor is it a substitute for the Exchange Offer Documents. The Offer will be made only through the Exchange Offer Documents.

The Exchange Offer Documents will be furnished to or filed with the Canadian securities regulatory authorities and the SEC. Security holders and investors will be able to obtain free copies of the Exchange Offer Documents (when they become available), as well as other filings containing information about Brookfield Property Partners, BPO and the Offer, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com and from Brookfield Property Partners. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at 1-800-732-0330. SECURITY HOLDERS AND INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.